ASANKO GOLD FILES TECHNICAL REPORT FOR THE

ASANKO GOLD MINE

Vancouver, British Columbia, March 17, 2020 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) is pleased to announced today that it has filed on SEDAR a National Instrument 43-101 ("NI 43-101") compliant technical report titled "NI 43-101 Technical Report for the Asanko Gold Mine, Ghana, dated February 15, 2020".  The technical report supports the updated Mineral Resouce and Mineral Reserve Estimate announced on February 20, 2020.  The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Asanko.

Enquiries:
Lynette Gould - SVP Investor Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +1 778 729 0608
Email: lynette.gould@asanko.com

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

About Asanko Gold Inc.

Asanko is focused on building a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Source: Asanko Gold Inc.